UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Act of 1934

(Amendment No. 4)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Stephen P. Mandracchia Hudson Technologies, Inc. 1 Blue Hill Plaza PO Box 1541 Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notice and Communications)

March 13, 2013
(Date of Event which Requires Filing of this Statement)

if the filing person has previously filed a statement on schedule 13g to report the acquisition that is the subject of this schedule 13d, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),

check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See RULE 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. Stephen P. Mandracchia
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,001,445 (of which 1,246,045 shares are held of record in the name of Reporting Person’s spouse and 312,400 Shares are issuable upon exercise of options)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 755,400 (of which 312,400 shares are issuable upon exercise of options)
	10.	SHARED DISPOSITIVE POWER 1,246,045 shares that are held of record in the name of Reporting Person’s spouse
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,001,445 (of which 1,246,045 shares are held of record in the name of Reporting Person’s spouse and 312,400 Shares are issuable upon exercise of options)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.01%
14.	TYPE OF REPORTING PERSON* IN

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Item 1. Security and Issuer

This Amendment No. 4 amends and supplements the Schedule 13D, as previously amended by Amendment Nos. 1, 2 and 3 (the “Schedule 13D”), of Stephen P. Mandracchia (the “Reporting Person”) with respect to his beneficial ownership of the common stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. Except as amended hereby, there has been no change in the information contained in the Schedule 13D.

Item 3. Source and Amount of Funds or Others Compensation.

The source and amount of all funds used for the purchases of the shares reported in Item 5(c) below were the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The purpose of the dispositions of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to diversify his investments and to establish a fund for payment of college tuition for his children, and to make gifts to certain family members. The shares acquired as reported in Item 5(c) below were acquired by the Reporting Person for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company there were issued and outstanding 24,681,633 shares of Common Stock as of March 27, 2013. The Reporting Person beneficially owns 2,001,445 shares of the Company’s Common Stock, comprising 8.01% of the 24,681,633 shares of the Company’s Common Stock issued and outstanding as of March 27, 2013, such ownership consisting of (i) 1,689,045 shares of Common Stock, of which 443,000 shares are held of record by the Reporting Person and 1,246,045 shares are held of record in the name of the Reporting Person’s spouse, and (ii) 312,400 shares that are issuable upon exercise of options held by the Reporting Person.

(b) The Reporting Person may be deemed to have (i) sole power to vote or direct the vote of 2,001,445 shares, consisting of 443,000 shares held of record by the reporting person, 1,246,045 shares held of record in the name of the Reporting Person’s spouse, and 312,400 shares that are issuable upon the exercise of options held by the Reporting Person; (ii) sole dispositive power over 755,400 shares consisting of the 443,000 shares owned of record by the reporting person and the 312,400 shares that are issuable upon the exercise of options held by the Reporting Person, and (iii) shared power to dispose of the 1,246,045 shares held of record in the name of the Reporting Person’s spouse.

(c) Between June 7, 2012 and June 8, 2012, the Reporting Person and his spouse collectively sold a total of 5,500 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. Between March 4, 2013 and March 7, 2013, the Reporting Person and his spouse collectively sold a total of 200,000 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. On March 13, 2013, the Reporting Person exercised stock options to purchase 61,875 shares of the Company’s Common Stock at exercise prices ranging from $0.83 to $1.15 per share, as more fully set forth on the attached Schedule A, which shares were issued in the name of, and held of record by the Reporting Person’s spouse. On March 6, 2013, the Reporting Person and his spouse collectively gifted a total of 18,750 shares of the Company’s Common Stock to certain family members. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

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(d) Except for the Reporting Person’s spouse, no person other than the Reporting Person has the right to receive dividends on, and any proceeds from the disposition of, any Shares reported as owned by him in Item 5 above.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2013____________

Date

/s/ Stephen P. Mandracchia__

Signature

Page 4 of 5 Pages

SCHEDULE A to SCHEDULE 13D, AMENDMENT No. 4

I. Sales of Hudson Technologies, Inc. $0.01 Common Stock

Date	# Shares	$/Share

6/7/12	3,000	$3.70*
6/8/12	2,500	$3.70
3/4/13	33,500	$4.49*
3/5/13	40,631	$4.28*
3/6/13	37,411	$4.273*
3/7/13	88,458	$4.259*

*Weighted average price

II Hudson Technologies, Inc. $0.01 Common Stock purchased through exercise of Stock Options.

Date Exercised	Date Issued	# Shares	Exercise Price

3/13/13	3/4/04	40,000	$1.13
3/13/13	3/31/04	9,375	$1.15
3/13/13	9/17/04	6,250	$0.83
3/13/13	10/1/04	6,250	$0.95

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